UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

  ULTRAPAR PARTICIPAÇÕES S.A.

  MATERIAL NOTICE

  Appointment of Market Maker

  São Paulo, September 1st, 2025 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, 'Ultrapar' or 'Company'), in compliance with the provisions of the Brazilian Securities and Exchange Commission (CVM) Resolutions No. 44/2021 and 133/2022, announces that it has entered into a market maker service agreement ('Agreement') with Itaú Corretora de Valores S.A., a company headquartered at Avenida Brigadeiro Faria Lima, 3500, 3rd floor, part, registered with the CNPJ under No. 61.194.353/0001-64 ('Market Maker'), to perform, as of September 2nd, 2025, the role of market maker for the Company’s common, registered, and no-par-value shares traded on B3 S.A. – Brasil, Bolsa, Balcão ('B3') under the ticker 'UGPA3'.

  The Agreement will remain in force for an indefinite term and aims to enhance the liquidity of Ultrapar’s shares, in compliance with the rules established by CVM Resolution No. 133/2022, the regulations of the Market Maker and B3’s trading operations, as well as other applicable laws and regulations.

  Additionally, the Company informs that it has not entered into any agreement regulating the exercise of voting rights or the purchase and sale of securities issued by the Company with the Market Maker, and that it has 1,067,779,023 common shares outstanding as of today.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: September 1, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Material notice)